SECU[barcode]ISSION

06004015

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 31049

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOME FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

507 S. MARKET STREET
(No. and Street)

KNOXVILLE	TENNESSEE	37902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PENNYE WILKERSON — (865)541-6862
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PUGH & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

P.O. BOX 31409	KNOXVILLE	TENNESSEE	37930-1409
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PENNYE WILKERSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HOME FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Pennye Wilkerson
Signature

Secretary
Title

DeANNA G. DAVIS STATE OF TENNESSEE NOTARY PUBLIC KNOX COUNTY

Debra G. Davis
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flow
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Statement of Comprehensive Income.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOME FINANCIAL SERVICES, INC.

Knoxville, Tennessee

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

HOME FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

TABLE OF CONTENTS

PUGH & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

WILL J. PUGH, CPA
RONNIE G. CATE, CPA
C. LARRY ELMORE, CPA
W. JAMES PUGH, JR., CPA
DANIEL C. FRANKLIN, CPA
JAMES H. JONES, CPA
LISA W. HILL, CPA
SUSAN R. FOARD, CPA
ANDREW R. HARPER, CPA

HOME FEDERAL PLAZA - SUITE 200
315 NORTH CEDAR BLUFF ROAD
KNOXVILLE, TENNESSEE 37923

P.O. BOX 31409
KNOXVILLE, TENNESSEE 37930-1409

865-769-0660 800-332-7021
TELECOPIER 865-769-1660

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

TENNESSEE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS

Board of Directors
Home Financial Services, Inc.
Knoxville, Tennessee

We have audited the accompanying statement of financial condition of Home Financial Services, Inc. as of December 31, 2005, and the related statements of income, comprehensive income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Home Financial Services, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pugh & Company, P.C.
Certified Public Accountants
February 7, 2006

HOME FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2005

ASSETS		
Cash	$	11,961
Cash Segregated Under Federal and Other Regulations		263,164
Securities Owned:		
Marketable, at Market Value		3,985,227
Not Readily Marketable, at Estimated Fair Value		573,271
Accrued Interest Receivable		28,483
TOTAL ASSETS	$	4,862,106
LIABILITIES AND EQUITY		
LIABILITIES		
Short-Term Bank Loans	$	320,000
Accrued and Deferred Income Taxes		269,715
Payable to Customers		0
Accrued Expenses and Other		10,106
Total Liabilities		599,821
SHAREHOLDER'S EQUITY		
Common Stock - No Par Value, Authorized, Issued and Outstanding 2,000 Shares		200,000
Additional Paid-in Capital		800,000
Retained Earnings		3,262,285
Total Shareholder's Equity		4,262,285
TOTAL LIABILITIES AND EQUITY	$	4,862,106

The accompanying notes are an integral part of these financial statements.

HOME FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

For The Year Ended December 31, 2005

REVENUE		
Commissions and Investment Gains and Losses	$	602,542
Interest		115,446
Total Revenue		717,988
EXPENSES		
Employee Compensation and Benefits		221,487
Occupancy and Equipment Rental		28,637
Other Operating Costs		108,038
Total Expenses		358,162
INCOME BEFORE INCOME TAXES		359,826
INCOME TAXES		127,714
NET INCOME	$	232,112

The accompanying notes are an integral part of these financial statements.

HOME FINANCIAL SERVICES, INC.

STATEMENT OF COMPREHENSIVE INCOME

For The Year Ended December 31, 2005

NET INCOME	$	232,112
OTHER COMPREHENSIVE INCOME, NET OF TAX		
Change in Unrealized Gain on Equity Securities		361,971
Reclassification Adjustment for Gains Included in Net Income		0
Change in Deferred Income Taxes Associated With Unrealized Gain		(142,001)
Other Comprehensive Income, Net of Tax		219,970
COMPREHENSIVE INCOME	$	452,082

HOME FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For The Year Ended December 31, 2005

	Common Stock	Addtional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
BALANCES, JANUARY 1, 2005	$ 200,000	$ 800,000	$ 2,810,203	$ 3,810,203
Net Income	0	0	232,112	232,112
Other Comprehensive Income	0	0	219,970	219,970
BALANCES, DECEMBER 31, 2005	$ 200,000	$ 800,000	$ 3,262,285	$ 4,262,285

The accompanying notes are an integral part of these financial statements.

HOME FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For The Year Ended December 31, 2005

BALANCE AT BEGINNING OF YEAR	$	0
INCREASE (DECREASE) IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		0
BALANCE AT END OF YEAR	$	0

The accompanying notes are an integral part of these financial statements.

HOME FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	232,112
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:		
Increase in Cash Segregated Under Federal and Other Regulations		(4,062)
Increase in Securities Owned		(773,366)
Increase in Accrued Interest Receivable		(14,468)
Decrease in Accrued Income Taxes		(5,580)
Decrease in Payable to Customers		(100,000)
Increase in Accrued Expenses and Other		580
Total Adjustments		(896,896)
Net Cash Used In Operating Activities		(664,784)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Short-Term Bank Loans		731,000
Principal Payments on Short-Term Bank Loans		(411,000)
Net Cash Provided by Financing Activities		320,000
NET DECREASE IN CASH		(344,784)
CASH, AT BEGINNING OF YEAR		356,745
CASH, AT END OF YEAR	$	11,961
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year for:		
Interest	$	70
Income Taxes	$	142,820
Supplementary Disclosures of Non-Cash Investing Activities:		
Change in Unrealized Gain on Equity Securities	$	361,971
Change in Deferred Income Taxes Associated With Unrealized Gain on Equity Securities	$	142,001
Change in Net Unrealized Gain on Equity Securities	$	219,970

The accompanying notes are an integral part of these financial statements.

HOME FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business - The Company, a wholly owned subsidiary of Home Federal Bank of Tennessee (Home Federal), is a general investor and broker primarily for Home Federal and its customers. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's primary investment products are U.S. Government and Federal Agency Securities, Obligations of States and Political Subdivisions, and Commercial Paper. The investment products of the Company are not insured by the FDIC and are not guaranteed by Home Federal. Significant accounting policies are:

Estimates - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Those estimates and assumptions affect certain reported amounts and disclosures. Accordingly, actual results could vary from those estimates. The primary items subject to management estimation are the estimated market values and fair values of securities owned.

Recording of Security Transactions - Customers' security transactions and resulting commissions are recorded on a trade date basis.

Securities Owned - Marketable securities owned are stated at estimated market value, and securities not readily marketable are stated at estimated fair value as determined by management, with the resulting adjustment charged to earnings.

Resell and Repurchase Agreements - Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resell agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Payable to Customers - Amounts payable to customers include amounts due for the purchase of securities for which settlement has not occurred.

Income Taxes - Federal income tax has been provided for at the maximum statutory rate since the Company files a consolidated tax return with Home Federal.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $263,164 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

NOTE 3 - CONCENTRATION OF CREDIT RISK

As of December 31, 2005, the Company had cash on deposit with Home Federal and one other financial institution as follows:

FDIC Insured	$	104,776
Uninsured		183,100
	$	287,876

NOTE 4 - SECURITIES OWNED

Securities owned consist of investment securities as follows:

MARKETABLE:		
U.S. Government and Federal Agency Securities	$	390,062
Obligations of States and Political Subdivisions		3,464,933
Commercial Paper		130,232
	$	3,985,227
NOT READILY MARKETABLE:		
Equity Securities	$	573,271

NOTE 5 - RELATED PARTY TRANSACTIONS AND LEASE COMMITMENTS

The Company leases its operating facilities on a month-to-month basis from Home Federal. Rental expense under this operating lease was $10,704 for the year ended December 31, 2005. The Company also leases certain equipment from unrelated parties on a month-to-month basis. Rental expense under these operating leases was $17,933 for the year ended December 31, 2005.

The Company has a $5,000,000 line of credit with Home Federal which is payable on demand with interest at the prime rate. As of December 31, 2005, the Company had an outstanding balance on the line of credit of $320,000.

NOTE 6 - NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. The Rule requires the maintenance of minimum net capital and prohibits a broker-dealer from engaging in securities transactions when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined in the Rule. The Company's net capital computed in accordance with this Rule was $3,371,876 as of December 31, 2005, which was $3,121,876 in excess of its required net capital of $250,000 Its ratio of indebtedness to such capital was .178 to 1 as of December 31, 2005.

NOTE 7 - PRINCIPAL TRANSACTIONS

The Company's principal transaction revenues by reporting categories for the year ended December 31, 2005 are as follows:

U.S. Government and Federal Agency Securities	$	255,717
Obligations of States and Political Subdivisions		319,131
Commercial Paper		27,694
	$	602,542

NOTE 8 - INCOME TAXES

Income taxes as shown on the statement of income varied from the statutory federal income tax rate for the following reasons:

		Amount	Percent of Pretax Income
At "expected" tax rate	$	125,939	35.0%
Nontaxable interest on municipal bonds		(12,280)	(3.4)
State income tax and other, net		14,055	3.9
	$	127,714	35.5%

SUPPLEMENTARY INFORMATION

SCHEDULE I

HOME FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2005

TOTAL SHAREHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	4,262,285
DEDUCTION - NON ALLOWABLE ASSETS		(573,271)
DEDUCTION - EXCESS DEDUCTIBLE ON FIDELITY BOND		(120,000)
NET CAPITAL BEFORE HAIRCUTS		3,569,014
HAIRCUTS ON SECURITIES		(197,138)
NET CAPITAL		3,371,876
PART A: COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED		(250,000)
EXCESS NET CAPITAL	$	3,121,876
AGGREGATE INDEBTEDNESS LIABILITIES:		
Accrued Income Taxes	$	269,715
Short-Term Bank Loans		320,000
Accrued Expenses and Other		10,106
Required Reserve Deposit (See Schedule II)		0
Total Aggregate Indebtedness Liabilities	$	599,821
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO CAPITAL		17.79%

See Independent Auditor's Report on Financial Statements.

SCHEDULE II

HOME FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2005

CREDIT BALANCES		
Customers' Securities Failed to Receive	$	0
Customers' Deposits		0
DEBIT BALANCES		
Customers' Securities Failed to Deliver		0
RESERVE COMPUTATION		
Excess of Total Credits Over Total Debits	$	0
105% of Excess of Total Credits Over Total Debits	$	0
BALANCE IN SPECIAL RESERVE BANK ACCOUNT		263,164
REQUIRED DEPOSIT (SEE SCHEDULE I)	$	0

There is no difference in the above computation of reserve requirement and the Company's computation.

See Independent Auditor's Report on Financial Statements.

SCHEDULE III

HOME FINANCIAL SERVICES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2005

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ 0
A.	Number of items	0
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ 0
A.	Number of items	0

SCHEDULE IV

HOME FINANCIAL SERVICES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2005

	Unaudited	Audited	Increase (Decrease)
TOTAL OWNERSHIP EQUITY	$ 4,262,285	$ 4,262,285	$ 0
TOTAL OWNERSHIP EQUITY QUALIFYING FOR NET CAPITAL	$ 4,262,285	$ 4,262,285	$ 0
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS ALLOWABLE IN COMPUTATION OF NET CAPITAL	0	0	0
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	4,262,285	4,262,285	0
DEDUCTIONS FROM NET CAPITAL:			
NON ALLOWABLE ASSETS	(573,271)	(573,271)	0
EXCESS DEDUCTIBLE ON FIDELITY BOND	(120,000)	(120,000)	0
NET CAPITAL BEFORE HAIRCUTS	3,569,014	3,569,014	0
HAIRCUTS ON SECURITIES	(197,138)	(197,138)	0
NET CAPITAL	$ 3,371,876	$ 3,371,876	$ 0

See Independent Auditor's Report on Financial Statements.

PUGH & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

WILL J. PUGH, CPA
RONNIE G. CATE, CPA
C. LARRY ELMORE, CPA
W. JAMES PUGH, JR., CPA
DANIEL C. FRANKLIN, CPA
JAMES H. JONES, CPA
LISA W. HILL, CPA
SUSAN R. FOARD, CPA
ANDREW R. HARPER, CPA

HOME FEDERAL PLAZA - SUITE 200
315 NORTH CEDAR BLUFF ROAD
KNOXVILLE, TENNESSEE 37923

P.O. BOX 31409
KNOXVILLE, TENNESSEE 37930-1409

865-769-0660 800-332-7021
TELECOPIER 865-769-1660

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

TENNESSEE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Home Financial Services, Inc.
Knoxville, Tennessee

In planning and performing our audit of the financial statements of Home Financial Services, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of Home Financial Services, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of

internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pugh & Company, P.C.

Certified Public Accountants
February 7, 2006